UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9F/A

(Amendment No. 1)

Solicitation/Recommendation Statement
Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934 and Rules 14d-1(b) and 14e-2(c) Thereunder

RIO NARCEA GOLD MINES, LTD.

(Name of Subject Company)

RIO NARCEA GOLD MINES, LTD.

(Name of Person(s) Filing Statement)

Common Shares
(Title of Class of Securities)

766 909 105

(CUSIP Number of Class of Securities)

Chris I. von Christierson
Chairman and Chief Executive Officer

c/Secundino Roces Riera, 3-2

Centro de EmpresaAsipo I,

33428 Cayés-Llanera, Asturias, Spain

Ph: (34) 98 573 33 00

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

Jenny Chu Steinberg Fraser Milner Casgrain LLP 1 First Canadian Place 100 King St. West Toronto, ON M5X 1B2 Ph: (416) 863-4511	Christopher Doerksen Dorsey & Whitney LLP U.S. Bank Centre 1420 Fifth Avenue, Suite 3400 Seattle, Washington 98101 Ph: (206) 903-8800

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9F initially filed by Rio Narcea Gold Mines, Ltd. (“Rio Narcea”) with the Commission on April 23, 2007 relating to the tender offer (the “Offer”) made by 0766284 B.C. Ltd., a wholly-owned subsidiary of Lundin Mining Corporation (“Lundin”), for all of the issued and outstanding common shares and warrants of Rio Narcea.

On June 29, 2007, Lundin announced an increase in the price payable under the Offer for Rio Narcea common shares from $5.00 to $5.50 in cash for each Rio Narcea common share.  The price payable under the Offer for Rio Narcea warrants is unchanged and remains at $1.04 in cash for each Rio Narcea warrant (collectively, the “Amended Offer”).  On July 2, 2007, Rio Narcea announced that its Board of Directors had considered the Amended Offer and recommends that holders of Rio Narcea common shares and accept the Amended Offer and tender their common shares and warrants to the Amended Offer.

PART IV – SIGNATURES

By signing this Schedule, the persons signing consent without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to sales of any security in connection therewith, may be commenced against them in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s desired agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RIO NARCEA GOLD MINES, LTD.

Dated: July 3, 2007

By:	/s/ Omar Gomez
Omar Gomez
Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
1.1	Press release dated April 4, 2007 (incorporated by reference to the registrant’s Form 6-K submitted to the Commission on April 16, 2007)
1.2	Support agreement dated April 4, 2007 (incorporated by reference to the registrant’s Form 6-K submitted to the Commission on April 16, 2007)
1.3	Material change report dated April 13, 2007 (incorporated by reference to the registrant’s Form 6-K submitted to the Commission on April 16, 2007)
1.4	Press release dated April 20, 2007 (incorporated by reference to the registrant’s Schedule 14D-9F filed with the Commission on April 23, 2007)
1.5	Press release dated July 2, 2007